Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

16 March 2015

ASX ANNOUNCEMENT

Additional Joint Venture information

Mission NewEnergy Limited (ASX: MBT) announces that pursuant to the announcement made on 19 February 2015 the following detailed information is provided:

•	The calculation of the 40.28 cents per Share Value Accretion was made up of:
o	the enterprise value of the new Joint Venture (JV) of 29.84 cents per share which is calculated by dividing the JV agreed Enterprise Value of A$60.9 million by 40,870,275, issued ordinary shares. The Enterprise Value is the sum of the Equity injected by each JV partner and the Debt raised to meet the asset acquisition and technology retrofit cost, and
o	the cash value available to Mission from the transaction of 10.44 cents per share which is calculated by dividing the cash retained by the group from the transaction of A$4.3 million by 40,870,275 issued ordinary shares.

-Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com